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News Release
For immediate release

Supreme Court of Canada grants motion to expedite leave application

MONTREAL, May 26, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that the Supreme Court of Canada has granted its motion to expedite the leave application pertaining to the decision of the Québec Court of Appeal released on May 21, 2008 denying approval for the plan of arrangement related to the proposed privatization of BCE. As previously indicated, BCE, Bell Canada, together with the Purchaser will seek leave to appeal.

The Supreme Court has established the following schedule in connection with the application for leave to appeal.

•	The application for leave to appeal and motion to expedite the hearing shall be served and filed by May 28, 2008;

•	Any responses to the application for leave and motion to expedite shall be served and filed by May 30, 2008.

In the event leave to appeal is granted and the motion to expedite the hearing is granted, the Court suggests that the following timelines apply:

•	The appellants’ factums, record and book of authorities to be served and filed by June 6, 2008;

•	Any applications for leave to intervene to be served and filed by June 6, 2008;

•	The respondents’ factums, records and books of authorities to be served and filed by June 10, 2008;

•	The interveners’ factums to be served and filed by June 10, 2008;

•	The reply factum, if permitted under the rules of the Supreme Court, to be served and filed by June 12, 2008;

•	The appeal to be heard on June 17, 2008 at 9:30 a.m. The appellants to share one hour for oral argument and the respondents to share one hour for oral argument. Any intervener permitted to make an oral argument shall have 10 minutes to do so.

In light of the Québec Court of Appeal’s decision, the closing of the transaction will be contingent on the Supreme Court of Canada granting leave to appeal and the reversal by the Supreme Court of the judgment of the Québec Court of Appeal relating to the plan of arrangement.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) satisfaction of the conditions to the approvals of the Canadian Radio-television and Telecommunications Commission and the Minister of Industry, (ii) reversal by the Supreme Court of Canada of the judgment of the
Québec Court of Appeal relating to the plan of arrangement, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. The conditions to these approvals may not be satisfied, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual MD&A dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacques Bouchard Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

jacques.bouchard1@bell.ca